February 28, 2007

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bank of America Corporation: Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006 (Commission File Number 1-6523)

Ladies and Gentlemen:

On behalf of Bank of America Corporation, I am transmitting via EDGAR the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”). The financial statements incorporated in the Form 10-K reflect the impact of the adoption of Statement of Financial Accounting Standards (SFAS) No.123 (revised 2004), “Share-based Payment” on January 1, 2006; the election to early adopt SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.140” for consumer-related mortgage services rights on January 1, 2006; and the adoption of SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106, and 123(R)” on December 31, 2006. The financial statements do not reflect a change from the preceding year in any other accounting principles or practices, or in the method of applying any such principles or practices.

Should you have any questions on this filing, please do not hesitate to call the undersigned at 704.386.1624.

Very truly yours,

/s/ Ellen A. Perrin

Ellen A. Perrin

Assistant General Counsel